SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2010
Shaw Communications Inc.
(Translation of registrant’s name into English)
Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☐ Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 22, 2010

Shaw Communications Inc.

By:	/s/ Steve Wilson Steve Wilson
Sr. V.P., Chief Financial Officer Shaw Communications Inc.

NEWS RELEASE
Shaw announces fourth quarter and full year financial and operating results and preliminary fiscal 2011 guidance
Calgary, Alberta (October 22, 2010) – Shaw Communications Inc. announced results for the fourth quarter and fiscal year ended August 31, 2010. Consolidated service revenue for the three and twelve month periods of $939 million and $3.72 billion was up 8% and 10%, respectively, over the comparable periods last year. Total service operating income before amortization1 of $423 million and $1.76 billion, respectively, improved 7% and 14% over the same periods. Excluding a one-time CRTC Part II fee recovery the year-to-date increase in service operating income before amortization was 9%. Funds flow from operations2 was $327 million and $1.38 billion for the three months and annual period, respectively, compared to $321 million and $1.32 billion in the same periods last year.
Free cash flow1 for the three and twelve month periods was $69 million and $515 million, respectively, compared to $99 million and $506 million for the same periods last year. The current year was comparable to the prior period despite increased capital investment of almost $70 million and higher cash taxes of over $150 million in the current period.
Chief Executive Officer and Vice Chair Jim Shaw said, “Our financial and operational results for the quarter and year were solid. Through ongoing investment in our advanced broadband network and the provision of high quality leading edge products, value pricing, and exceptional customer service, we continue to grow our business in this highly competitive environment.”
Mr. Shaw continued, “Fiscal 2010 was an exciting year with many significant accomplishments including a transformative transaction for Shaw with the acquisition of the Broadcasting business of Canwest Global Communications Corp including 100% of the specialty channels jointly owned by Canwest and Goldman Sachs. We believe the combination of content with our distribution networks position us as a leading Canadian entertainment, broadcasting and communications company offering our customers strong choices in this rapidly evolving landscape.”
“Other accomplishments include: the completion of several successful debt offerings at attractive rates that strengthened our capital structure and lowered costs; the acquisition of Mountain Cable, one of the larger independent cable companies in Canada, operating in Hamilton, Ontario; continued growth of our Digital cable subscriber base which now represents over 70% penetration of Basic customers; and surpassing the 1,000,000 Digital Phone line milestone. We also commenced our Wireless build activities and invested approximately $100 million during the 2010 fiscal year. We plan to enable the full potential of high-speed mobile applications through our wireless infrastructure which will be fully integrated into our extensive fibre optic network.”

Mr. Shaw stated, “We make prudent investments to meet our current and longer term strategic goals while preserving our ability to return cash to shareholders. During 2010 we paid over $370 million in dividends to shareholders and we repurchased $118 million of shares. Our accomplishments this year reflect the strength of our management, and the dedication and commitment of our entire team.”
Net income of $122 million or $0.28 per share for the quarter ended August 31, 2010 compared to $124 million or $0.29 per share for the same period last year. Net income for the annual period was $533 million or $1.23 per share compared to $536 million or $1.25 per share last year. All periods included non-operating items which are more fully detailed in Management’s Discussions and Analysis (MD&A).3 The current annual period included debt retirement costs and amounts related to financial instruments of $82 million and $47 million, respectively. Excluding the non-operating items, net income for the current three and twelve month periods ended August 31, 2010 would have been $132 million and $613 million, respectively, compared to $124 million and $506 million in the same periods last year.
Service revenue in the Cable division was up 9% and 11% for the three and twelve month periods, respectively, to $741 million and $2.93 billion. The improvement was primarily driven by customer growth and rate increases. Service operating income before amortization was up 9% for the quarter and 15% for the year-to-date period.
Service revenue in the Satellite division was $197 million and $790 million for the three and twelve month periods, up 4% over each of the comparable periods last year. Service operating income before amortization for the quarter and annual period was $68 million and $303 million compared to $67 million and $269 million for the same periods last year.
In May 2010 Shaw announced that it had entered into agreements to acquire 100% of the Broadcasting business of Canwest Global Communications Corp. (“Canwest”) including all the equity interest in CW Investments Co. (“CW Media”), the company that owns the specialty channels acquired from Alliance Atlantis Communications Inc. in 2007 by Canwest and Goldman Sachs. The total consideration of approximately $2 billion includes approximately $815 million of net debt at CW Media. During the third quarter, the Company completed certain portions of the acquisition and funded $743 million, including acquisition costs, with cash on hand. During the fourth quarter the Competition Bureau cleared Shaw’s acquisition of Canwest and the Ontario Superior Court of Justice issued a sanction order approving the restated consolidated plan of compromise, arrangement and reorganization. In late September the CRTC held a public hearing to consider Shaw’s application to assume control of Canwest and approval is expected by October 22. To complete the transaction, Shaw will fund total payments of approximately $500 million at closing, which will be made to pay Canwest bondholders, other affected creditors of Canwest and Canwest shareholders, as well as pay other transaction costs. Shaw is also assuming approximately $815 million of debt outstanding in CW Media. The outstanding portions of the acquisition will close shortly after receipt of CRTC approval.

“Looking forward to fiscal 2011 we expect continued growth in our core Cable and Satellite business. On a preliminary basis, we expect that the growth rate of core consolidated service operating income before amortization will decline modestly compared to last year’s organic growth of approximately 7.5% as a result of competitive market pressures and higher programming costs. We estimate capital investment will decline from 2010 levels and cash taxes will increase. Overall, for Cable and Satellite we expect robust free cash flow growth to approximately $550 million which, excluding the Part II fee recovery in 2010, represents a growth rate of approximately 20%. We also plan to continue our wireless build and anticipate investing approximately $200 million on this strategic initiative. We caution that this is preliminary guidance and may change in light of competitive market dynamics and other factors. Also, this guidance does not incorporate the new media assets which will immediately be accretive to free cash flow.”
Mr. Shaw concluded, “Technology is driving change in the Canadian Broadcasting system, transforming content distribution and viewership. We embrace this and see a future of possibility uniting broadcasting services and content with our advanced distribution platforms. The strategic initiatives we started this year position us to continue to be a leader in the dynamic and evolving entertainment, broadcasting and communications industry.”
Shaw Communications Inc. is a diversified communications company whose core business is providing broadband cable television, High-Speed Internet, Digital Phone, telecommunications services (through Shaw Business Solutions) and satellite direct-to-home services (through Shaw Direct). The Company serves 3.4 million customers, including 1.8 million Internet and over 1.0 million Digital Phone customers, through a reliable and extensive network, which comprises 625,000 kilometres of fibre. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR).
The accompanying Management’s Discussion and Analysis forms part of this news release and the “Caution Concerning Forward Looking Statements” applies to all forward-looking statements made in this news release.
For more information, please contact:
Shaw Investor Relations
Investor.relations@sjrb.ca

1	See definitions and discussion under Key Performance Drivers in MD&A.

2	Funds flow from operations is before changes in non-cash working capital balances related to operations as presented in the unaudited interim Consolidated Statements of Cash Flows.

3	See reconciliation of Net Income in Consolidated Overview in MD&A

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
AUGUST 31, 2010
October 22, 2010
Certain statements in this report may constitute forward-looking statements. Included herein is a “Caution Concerning Forward-Looking Statements” section which should be read in conjunction with this report.
The following should also be read in conjunction with Management’s Discussion and Analysis included in the Company’s August 31, 2009 Annual Report including the Consolidated Financial Statements and the Notes thereto and the unaudited interim Consolidated Financial Statements and the Notes thereto of the current quarter.
CONSOLIDATED RESULTS OF OPERATIONS
FOURTH QUARTER ENDING AUGUST 31, 2010
Selected Financial Highlights

	Three months ended August 31,			Year ended August 31,
			Change			Change
($000’s Cdn except per share amounts)	2010	2009	%	2010	2009	%
Operations:
Service revenue	938,872	872,919	7.6	3,717,580	3,390,913	9.6
Service operating income before amortization (1) (2)	423,152	394,900	7.2	1,758,751	1,540,609	14.2
Operating margin (1) (2) (3)	45.1%	45.2%	(0.1)	47.3%	45.4%	1.9
Funds flow from operations (4)	327,435	321,319	1.9	1,375,403	1,323,840	3.9
Net income (2)	121,575	124,265	(2.2)	532,732	536,475	(0.7)
Per share data:
Earnings per share – basic and diluted (2)	0.28	0.29		1.23	1.25
Weighted average participating shares outstanding during period (000’s)	432,913	430,117		432,675	429,153

(1)	See definition under Key Performance Drivers in Management’s Discussion and Analysis.

(2)
The 2009 comparative periods have been restated as a result of the retrospective adoption of CICA Handbook Section 3064, “Goodwill and Intangible Assets”. For the three months ended August 31, 2009, Service operating income before amortization and Net income have been restated from $394,528 and $123,988, respectively. For the twelve months ended August 31, 2009, Service operating income before amortization, Net income, and Diluted earnings per share have been restated from $1,538,950, $535,239, and $1.24 respectively. See update to critical accounting policies and estimates on page 21.

(3)	Operating margin adjusted to exclude the one-time CRTC Part II recovery for the twelve months ended August 31, 2010 would be 45.3%.

(4)	Funds flow from operations is before changes in non-cash working capital balances related to operations as presented in the unaudited interim Consolidated Statements of Cash Flows.
Subscriber Highlights

		Growth
	Total	Three months ended August 31,		Year ended August 31,
	August 31, 2010	2010	2009	2010	2009
Subscriber statistics:
Basic cable customers	2,333,438	2,559	6,374	2,410	29,467
Digital customers	1,650,565	54,946	110,501	328,841	388,517
Internet customers (including pending installs)	1,818,347	21,374	27,376	110,012	109,283
Digital phone lines (including pending installs)	1,096,306	51,896	55,708	234,402	217,786
DTH customers	905,796	831	2,728	4,855	8,413

Shaw Communications Inc.
Additional Highlights
•	Consolidated service revenue of $938.9 million and $3.72 billion for the three and twelve month periods improved 7.6% and 9.6%, respectively, over each of the comparable periods last year.

•	Free cash flow[1] for the quarter was $69.3 million bringing the annual total to $515.1 million, compared to $99.2 million and $506.1 million for the same periods last year.

•
During the quarter the Competition Bureau cleared Shaw’s acquisition of Canwest and the Ontario Superior Court of Justice issued a sanction order approving the restated consolidated plan of compromise, arrangement and reorganization. In late September, 2010 the CRTC held a public hearing to consider Shaw’s application to assume control of Canwest. Approval of the transaction is expected by October 22.

•	During the second half of the year the Company continued to develop its Wireless business plan and invested over $100 million on this strategic initiative.
Consolidated Overview
Consolidated service revenue of $938.9 million and $3.72 billion for the quarter and the year, respectively, improved 7.6% and 9.6% over the same periods last year. The improvement was primarily due to customer growth, including from acquisitions, and rate increases. Consolidated service operating income before amortization for the three and twelve month periods was up 7.2% and 14.2% over the comparable periods to $423.2 million and $1.76 billion. The current periods improved due to the revenue related growth, partially offset by higher employee related and other costs associated with the increased subscriber base including marketing and sales activities, as well as the impact of the new Local Programming Improvement Fund (“LPIF”) fees. The current twelve month period also benefitted from a one-time CRTC Part II fee recovery. Excluding this one-time recovery, the year-to-date improvement was 9.3%.
Net income was $121.6 million and $532.7 million for the three and twelve months ended August 31, 2010 compared to $124.3 million and $536.5 million for the same periods last year. Non-operating items affected net income in both periods including debt retirement and amounts related to financial instruments in the current annual period of $81.6 million and $47.3 million, respectively. Outlined on the following page are further details on these and other operating and non-operating components of net income for each period.

[1]	See definitions and discussion under Key Performance Drivers in Management’s Discussion and Analysis.

Shaw Communications Inc.

	Year ended	Operating net	Non-	Year ended (1)	Operating net	Non-
($000’s Cdn)	August 31, 2010	of interest	operating	August 31, 2009	of interest	operating
Operating income	1,102,480			957,413
Amortization of financing costs — long-term debt	(3,972)			(3,984)
Interest expense — debt	(248,011)			(237,047)

Operating income after interest	850,497	850,497	—	716,382	716,382	—
Debt retirement costs	(81,585)	—	(81,585)	(8,255)	—	(8,255)
Loss on financial instruments	(47,306)	—	(47,306)	—	—	—
Other gains	5,513	—	5,513	19,644	—	19,644

Income (loss) before income taxes	727,119	850,497	(123,378)	727,771	716,382	11,389
Current income tax expense (recovery)	167,767	179,974	(12,207)	23,300	23,300	—
Future income tax expense (recovery)	15,370	57,131	(41,761)	167,897	187,385	(19,488)

Income (loss) before following	543,982	613,392	(69,410)	536,574	505,697	30,877
Equity loss on investee	(11,250)	—	(11,250)	(99)	—	(99)

Net income (loss)	532,732	613,392	(80,660)	536,475	505,697	30,778

	Three months ended	Operating net	Non-	Three months ended (1)	Operating net	Non-
($000’s Cdn)	August 31, 2010	of interest	operating	August 31, 2009	of interest	operating
Operating income	249,883			236,779
Amortization of financing costs — long-term debt	(957)			(1,066)
Interest expense — debt	(62,504)			(62,400)

Operating income after interest	186,422	186,422	—	173,313	173,313	—
Loss on financial instruments	(26)	—	(26)
Other gains (losses)	(2,829)	—	(2,829)	828	—	828

Income (loss) before income taxes	183,567	186,422	(2,855)	174,141	173,313	828
Current income tax expense	40,435	22,969	17,466	23,300	23,300	—
Future income tax expense (recovery)	13,007	31,093	(18,086)	26,576	26,460	116

Income (loss) before following	130,125	132,360	(2,235)	124,265	123,553	712
Equity loss on investee	(8,550)	—	(8,550)	—	—	—

Net income (loss)	121,575	132,360	(10,785)	124,265	123,553	712

(1)	Restated for the retrospective adoption of CICA Handbook Section 3064, “Goodwill and Intangible Assets”. See update to critical accounting policies and estimates on page 21.
The changes in net income are outlined in the table below.

	August 31, 2010 net income compared to:
	Three months ended		Twelve months ended
(000’s Cdn)	May 31, 2010	August 31, 2009	August 31, 2009
Increased (decreased) service operating income before amortization	(12,670)	28,252	218,142
Increased amortization	(14,722)	(15,039)	(73,063)
Increased interest expense	(707)	(104)	(10,964)
Change in net other costs and revenue (1)	(6,561)	(12,233)	(145,918)
Decreased (increased) income taxes	(1,981)	(3,566)	8,060

	(36,641)	(2,690)	(3,743)

(1)
Net other costs and revenue includes debt retirement costs, loss on financial instruments, other gains (losses) and equity loss on investee as detailed in the unaudited interim Consolidated Statements of Income and Retained Earnings.

Shaw Communications Inc.
Basic earnings per share were $0.28 and $1.23 for the quarter and twelve months, respectively, compared to $0.29 and $1.25 in the same periods last year. The modest decrease in the current three month period was primarily due to improved service operating income before amortization of $28.3 million offset by the total of higher amortization of $15.0 million, net other costs and revenue of $12.2 million and increased income tax of $3.6 million. The current twelve month period benefitted from higher service operating income before amortization of $218.1 million which was offset by the change in net other costs and revenue of $145.9 million, increased amortization of $73.1 million and higher interest expense of $11.0 million. The annual change in net other costs and revenue was primarily due to debt retirement costs and amounts related to financial instruments associated with the early redemption of the three series of US senior notes in the current year. The higher service operating income before amortization in the current twelve month period included a one-time Part II fee recovery of $75.3 million.
Net income in the current quarter decreased $36.6 million compared to the third quarter of fiscal 2010 mainly due to lower service operating income before amortization of $12.7 million and increased amortization of $14.7 million.
Funds flow from operations was $327.4 million and $1.38 billion in the current three and twelve month periods compared to $321.3 million and $1.32 billion last year. The increase over the comparative twelve month period was primarily due to improved service operating income before amortization partially offset by higher current income taxes.
Free cash flow for the quarter and year-to-date periods of $69.3 million and $515.1 million compared to $99.2 million and $506.1 million in the same periods last year. The current quarter improved service operating income of $29.6 million was more than offset by current period higher capital investment of $67.7 million. The Cable division generated $35.8 million and $366.1 million, respectively, of free cash flow for the quarter and annual period compared to $63.2 million and $344.5 million in the comparable periods. On an annual basis free cash flow in the Cable division improved despite increased cash taxes of $112.7 million and higher capital of $63.0. The Satellite division achieved free cash flow of $33.5 million and $149.1 million for the three and twelve month periods compared to $36.0 million and $161.6 million last year. The decline in both the quarter and annual period was primarily due to increased cash taxes in the current periods of $6.0 million and $44.0 million, respectively, partially offset by improved service operating income before amortization of $1.5 million and $34.0 million, respectively.
In May 2010 Shaw announced that it had entered into agreements to acquire 100% of the Broadcasting business of Canwest including all the equity interest in CW Media, the company that owns the specialty channels acquired from Alliance Atlantis Communications Inc. in 2007 by Canwest and Goldman Sachs. The total consideration of approximately $2.0 billion includes approximately $815.0 million of net debt at CW Media. During the third quarter, the Company completed certain portions of the acquisition and funded $743.0 million, including acquisition costs, with cash on hand. During the fourth quarter the Competition Bureau cleared Shaw’s acquisition of Canwest and the Ontario Superior Court of Justice issued a sanction order approving the restated consolidated plan of compromise, arrangement and reorganization. In late September the CRTC held a public hearing to consider Shaw’s application to assume control of Canwest and approval is expected by October 22. To complete the transaction, Shaw will fund total payments of approximately $500.0 million at closing, which will be made to pay Canwest bondholders, other affected creditors of Canwest and Canwest shareholders, as well as pay other transaction costs. Shaw is also assuming approximately $815.0 million of debt outstanding in CW Media. The outstanding portions of the acquisition will close shortly after receipt of CRTC approval.

Shaw Communications Inc.
Key Performance Drivers
The Company’s continuous disclosure documents may provide discussion and analysis of non-GAAP financial measures. These financial measures do not have standard definitions prescribed by Canadian GAAP or US GAAP and therefore may not be comparable to similar measures disclosed by other companies. The Company utilizes these measures in making operating decisions and assessing its performance. Certain investors, analysts and others, utilize these measures in assessing the Company’s operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. These non-GAAP financial measures have not been presented as an alternative to net income or any other measure of performance required by Canadian or US GAAP.
The following contains a listing of non-GAAP financial measures used by the Company and provides a reconciliation to the nearest GAAP measurement or provides a reference to such reconciliation.
Service operating income before amortization and operating margin
Service operating income before amortization is calculated as service revenue less operating, general and administrative expenses and is presented as a sub-total line item in the Company’s unaudited interim Consolidated Statements of Income and Retained Earnings. It is intended to indicate the Company’s ability to service and/or incur debt, and therefore it is calculated before amortization (a non-cash expense) and interest. Service operating income before amortization is also one of the measures used by the investing community to value the business. Operating margin is calculated by dividing service operating income before amortization by service revenue.
Free cash flow
The Company utilizes this measurement as it measures the Company’s ability to repay debt and return cash to shareholders.
Free cash flow for cable and satellite is calculated as service operating income before amortization, less interest, cash taxes paid or payable, capital expenditures (on an accrual basis and net of proceeds on capital dispositions) and equipment costs (net).
Commencing in 2010, for the purpose of determining free cash flow, Shaw will exclude stock-based compensation expense, reflecting the fact that it is not a reduction in the Company’s cash flow. This practice is also more in line with the Company’s North American peers who report free cash flow.

Shaw Communications Inc.
Free cash flow is calculated as follows:

	Three months ended August 31,		Year ended August 31,
($000’s Cdn)	2010	2009 (2)	2010	2009 (2)
Cable free cash flow (1)	35,817	63,185	366,054	344,457
Combined satellite free cash flow (1)	33,505	35,965	149,086	161,618

Free cash flow	69,322	99,150	515,140	506,075

(1)	Reconciliations of free cash flow for both cable and satellite are provided under “Cable – Financial Highlights” and “Satellite – Financial Highlights”.

(2)
Free cash flow for the comparative periods have not been restated to exclude stock based compensation. Cable free cash flow for the three and twelve months ended August, 2009 has been restated from $62,813 and $342,798, respectively, for the retrospective adoption of CICA Handbook Section 3064, “Goodwill and Intangible Assets”. See update to critical accounting policies and estimates on page 21.

CABLE
FINANCIAL HIGHLIGHTS

	Three months ended August 31,			Year ended August 31,
			Change			Change
($000’s Cdn)	2010	2009 (3)%		2010	2009 (3)%
Service revenue (third party)	741,439	682,463	8.6	2,927,411	2,630,982	11.3

Service operating income before amortization (1)	356,466	328,379	8.6	1,456,827	1,271,279	14.6
Less:
Interest expense	52,131	55,501	(6.1)	213,898	209,438	2.1
Cash taxes	16,995	23,300	(27.1)	136,000	23,300	>100.0

Cash flow before the following:	287,340	249,578	15.1	1,106,929	1,038,541	6.6

Capital expenditures and equipment costs (net):
New housing development	15,838	14,588	8.6	78,451	73,676	6.5
Success based	62,594	55,475	12.8	222,246	185,469	19.8
Upgrades and enhancement	105,403	77,556	35.9	289,421	297,651	(2.8)
Replacement	24,245	17,274	40.4	66,393	55,798	19.0
Buildings/other	47,663	21,500	121.7	100,574	81,490	23.4

Total as per Note 2 to the unaudited interim Consolidated Financial Statements	255,743	186,393	37.2	757,085	694,084	9.1

Free cash flow before the following	31,597	63,185	(50.0)	349,844	344,457	1.6
Add back:
Non-cash stock based compensation	4,220	—	100.0	16,210	—	100.0

Free cash flow (1)	35,817	63,185	(43.3)	366,054	344,457	6.3

Operating margin (2)	48.1%	48.1%	—	49.8%	48.3%	1.5

(1)	See definitions and discussion under Key Performance Drivers in Management’s Discussion and Analysis.

(2)	Operating margin adjusted to exclude the one-time CRTC Part II fee recovery in the year ended August 31, 2010 would be 48.1%.

(3)
The 2009 comparative periods have been restated as a result of the retrospective adoption of CICA Handbook Section 3064, “Goodwill and Intangible Assets”. For the three months ended August 31, 2009, Service operating income before amortization and Free cash flow have been restated from $328,007 and $62,813, respectively. For the twelve months ended August 31, 2009 Service operating income before amortization and Free cash flow have been restated from $1,269,620 and $342,798, respectively. See update to critical accounting policies and estimates on page 21.

Shaw Communications Inc.
Operating Highlights
•	Digital customers increased 54,946 during the quarter to 1,650,565. Shaw’s Digital penetration of Basic is now 70.7%, up from 56.7% and 40.5% at August 31, 2009 and 2008, respectively.

•
Digital Phone lines increased 51,896 during the three month period to 1,096,306 lines and Internet was up 21,374 to total 1,818,347 as at August 31, 2010. During the quarter Basic cable subscribers were up 2,559.

Cable service revenue improved 8.6% and 11.3% for the three and twelve month periods, respectively, to $741.4 million and $2.93 billion over the comparable periods last year. Customer growth, including acquisitions, and rate increases, partially offset by higher promotional activity, accounted for the improvement. Service operating income before amortization of $356.5 million and $1.46 billion was up 8.6% and 14.6%, respectively, over the comparable quarter and annual period. The increase was mainly due to the revenue driven improvements, partially offset by higher employee related and other costs associated with growth including marketing and sales activities as well as the impact of the LPIF fees. The current twelve month period also included a one-time Part II fee recovery of $48.7 million. Excluding the recovery, the annual improvement was 10.8%.
Service revenue decreased $3.8 million over the third quarter of fiscal 2010 primarily due to customer growth offset by timing of On-Demand events and increased promotional activity. Service operating income before amortization declined $7.5 million over this same period primarily due to the revenue related decrease as well as timing of certain expenses including maintenance, marketing and sales.
Total capital investment of $255.7 million for the quarter increased $69.4 million over the same period last year. Capital investment for the annual period of $757.1 million was up $63.0 million over last year.
Success-based capital increased $7.1 million and $36.8 million over the comparable three and twelve month periods. Digital success-based capital was up primarily due to increased rental activity, primarily HD rentals. Internet success-based capital also increased mainly due to the deployment of higher cost Internet modems related to the launch of the DOCSIS 2.0 and 3.0 integrated WiFi modems. The launch of these new modems provides customers with wireless Internet access in their homes without having to purchase a separate WiFi router.
Investment in Upgrades and Enhancement and Replacement categories combined increased $34.8 million for the quarter compared to the same period last year. The current quarter included higher spending on fibre expansion projects and upgrades, including node segmentation, video and internet capacity projects to support customer growth, and bulk purchases of certain equipment at the end of the year. Shaw continues to invest in technology initiatives to recapture bandwidth and optimize its network including increasing the number of nodes on the network and using advanced encoding and digital compression technologies such as MPEG4.

Shaw Communications Inc.
Investment in Buildings and Other was up $26.2 million in the current three month period and $19.1 million on an annual basis. The quarterly increase was mainly due to various facilities projects and costs related to the replacement of certain corporate assets. The annual increase was mainly due to proceeds that benefitted the prior year related to the sale of certain redundant facilities.
During the quarter Shaw launched its broadband VOD Player allowing customers to experience the convenience of watching their favorite movies and television shows when and where they want to. Shaw also continued to grow its Digital customer base and Digital penetration of Basic at August 31, 2010 was 70.7%, up from 56.7% and 40.5% at August 31, 2009 and 2008, respectively. Shaw now has over 725,000 HD capable customers.
Subscriber Statistics

			August 31, 2010
			Three months ended		Year ended
				Change		Change
	August 31, 2010	August 31, 2009(1)	Growth	%	Growth	%
CABLE:
Basic service:
Actual	2,333,438	2,331,028	2,559	0.1	2,410	0.1
Penetration as % of homes passed	61.4%	62.9%
Digital customers	1,650,565	1,321,724	54,946	3.4	328,841	24.9

INTERNET:
Connected and scheduled	1,818,347	1,708,335	21,374	1.2	110,012	6.4
Penetration as % of basic	77.9%	73.3%
Standalone Internet not included in basic cable	233,159	238,710	(11,286)	(4.6)	(5,551)	(2.3)

DIGITAL PHONE:
Number of lines (2)	1,096,306	861,904	51,896	5.0	234,402	27.2

(1)	August 31, 2009 figures are restated for comparative purposes as if the acquisition of the Hamilton cable system in Ontario had occurred on that date.

(2)	Represents primary and secondary lines on billing plus pending installs.

Shaw Communications Inc.
SATELLITE (DTH and Satellite Services)
FINANCIAL HIGHLIGHTS

	Three months ended August 31,			Year ended August 31,
			Change			Change
($000’s Cdn)	2010	2009	%	2010	2009	%
Service revenue (third party)
DTH (Shaw Direct)	177,916	169,319	5.1	711,069	673,226	5.6
Satellite Services	19,517	21,137	(7.7)	79,100	86,705	(8.8)

	197,433	190,456	3.7	790,169	759,931	4.0

Service operating income before amortization (1)
DTH (Shaw Direct)	58,940	55,686	5.8	265,016	223,499	18.6
Satellite Services	9,052	10,835	(16.5)	38,304	45,831	(16.4)

	67,992	66,521	2.2	303,320	269,330	12.6
Less:
Interest expense (2)	6,563	6,563	—	26,251	26,251	—
Cash taxes on net income	6,000	—	100.0	44,000	—	100.0

Cash flow before the following:	55,429	59,958	(7.6)	233,069	243,079	(4.1)

Capital expenditures and equipment costs (net):
Success based (3)	20,312	20,750	(2.1)	77,684	73,453	5.8
Buildings and other	2,033	3,243	(37.3)	7,927	8,008	(1.0)

Total as per Note 2 to the unaudited interim Consolidated Financial Statements	22,345	23,993	(6.9)	85,611	81,461	5.1

Free cash flow before the following	33,084	35,965	(8.0)	147,458	161,618	(8.8)
Add back:
Non-cash stock option expense	421	—	100.0	1,628	—	100.0

Free cash flow (1)	33,505	35,965	(6.8)	149,086	161,618	(7.8)

Operating Margin (4)	34.4%	34.9%	(0.5)	38.4%	35.4%	3.0

(1)	See definitions and discussion under Key Performance Drivers in Management’s Discussion and Analysis.

(2)
Interest is allocated to the Satellite division based on the actual cost of debt incurred by the Company to repay Satellite debt and to fund accumulated cash deficits of Shaw Satellite Services and Shaw Direct.

(3)	Net of the profit on the sale of satellite equipment as it is viewed as a recovery of expenditures on customer premise equipment.

(4)	Operating margin adjusted to exclude the one-time CRTC Part II fee recovery in the twelve months ended August 31, 2010 would be 35.0%.
Operating Highlights
•	During the quarter Shaw Direct added 831 customers and as at August 31, 2010 DTH customers now total 905,796.
•	Free cash flow of $33.5 million for the quarter compares to $36.0 million in the same period last year.
Service revenue of $197.4 million and $790.2 million for the three and twelve month periods, respectively, was up 3.7% and 4.0% over the same periods last year. The improvement was primarily due to rate increases and customer growth the total of which was partially offset by lower revenues in the Satellite services division related to various contract renegotiations.
Service operating income before amortization improved 2.2% and 12.6% over the comparable three and twelve month periods, respectively, to $68.0 million and $303.3 million. The improvement in both periods was due to revenue related growth partially offset by LPIF costs. The current annual period also included a one-time Part II fee recovery of $26.6 million. Excluding the recovery, the year-to-date improvement was 2.7%.

Shaw Communications Inc.
Service operating income before amortization decreased $4.0 million compared to the third quarter primarily due to timing of certain expenses including maintenance and other costs related to customer growth.
Total capital investment of $22.3 million for the quarter compared to $24.0 million in the same period last year. The annual investment of $85.6 million increased over the prior year spend of $81.5 million. Annual success based capital was higher mainly due to increased activations as well as lower customer pricing.
Shaw Direct continually strives to deliver an exceptional customer experience through leading technology, innovative programming and high quality customer service. During the quarter Shaw Direct introduced a new HD PVR with advanced features, launched 5 HD channels including CNN HD and Global Toronto HD and as at August 31, 2010 offered 65 HD channels to its 395,000 HD customers.
Subscriber Statistics

August 31, 2010
			Three months ended		Year ended
				Change		Change
	August 31, 2010	August 31, 2009	Growth	%	Growth	%

DTH customers (1)	905,796	900,941	831	—	4,855	0.5

(1)	Including seasonal customers who temporarily suspend their service.
WIRELESS
FINANCIAL HIGHLIGHTS

	August 31, 2010
($000’s Cdn)	Three months ended	Year ended
Operating expenditures	1,306	1,396
Interest expense (2)	3,481	6,536
Capital expenditures (as per Note 2 to the unaudited interim Consolidated Financial Statements)	87,536	96,714

Total expenditures on Wireless infrastructure build (1)	92,323	104,646

(1)	Excludes the cost of acquiring 20 megahertz of spectrum across most of the Company’s cable footprint for $190.9 million.

(2)	Interest is allocated to the Wireless division based on the Company’s average cost of borrowing to fund the capital expenditures and operating costs.
•	During the year the Company commenced its Wireless infrastructure build and invested $104.6 million on this strategic initiative.
During 2008 the Company participated in the Canadian Advanced Wireless Spectrum (“AWS”) auction and was successful in acquiring 20 megahertz of spectrum across most of its cable footprint for a cost of $191 million. In early September 2009 the company received its ownership compliance decision from Industry Canada and was granted its AWS licenses. In March 2010 the Company commenced activities on its wireless infrastructure build and plans for an initial launch in late 2011.

Shaw Communications Inc.
The Company has selected Nokia Siemens Networks (“NSN”) to provide the radio access network and core equipment for its next generation network. The equipment will be fully 3G and LTE capable giving Shaw a variety of options to deliver wireless services to customers using the AWS band, as well as future frequency bands.
During the quarter Shaw was active in equipment purchasing, site acquisition and commencing physical construction of cell sites.
OTHER INCOME AND EXPENSE ITEMS
Amortization

	Three months ended August 31,			Year ended August 31,
			Change			Change
($000’s Cdn)	2010	2009	%	2010	2009	%
Amortization revenue (expense) —
Deferred IRU revenue	3,136	3,137	—	12,546	12,547	—
Deferred equipment revenue	29,031	32,655	(11.1)	120,639	132,974	(9.3)
Deferred equipment costs	(54,568)	(61,045)	(10.6)	(228,714)	(247,110)	(7.4)
Deferred charges	(257)	(257)	—	(1,025)	(1,025)	—
Property, plant and equipment	(141,704)	(123,082)	15.1	(526,432)	(449,808)	17.0
Other intangibles	(8,907)	(9,529)	(6.5)	(33,285)	(30,774)	8.2
Amortization of deferred equipment revenue and deferred equipment costs decreased over the comparative periods due to the sales mix of equipment, changes in customer pricing on certain equipment and the impact of rental programs.
Amortization of property, plant and equipment increased over the comparable periods as the amortization of capital expenditures exceeded the impact of assets that became fully depreciated. Amortization of intangibles fluctuated over the same periods last year due to certain assets becoming fully amortized in the current quarter and the timing of capital expenditures.
Amortization of financing costs and Interest expense

	Three months ended August 31,			Year ended August 31,
			Change			Change
($000’s Cdn)	2010	2009	%	2010	2009	%
Amortization of financing costs — long-term debt	957	1,066	(10.2)	3,972	3,984	(0.3)
Interest expense — debt	62,504	62,400	0.2	248,011	237,047	4.6
Interest expense increased over the comparative year as a result of higher average debt levels partially offset by a lower average cost of borrowing resulting from changes in various components of long-term debt.

Shaw Communications Inc.
Debt retirement costs
During the first quarter, the Company redeemed all of its outstanding US $440 million 8.25% senior notes due April 11, 2010, US $225 million 7.25% senior notes due April 6, 2011 and US $300 million 7.20% senior notes due December 15, 2011. In connection with the early redemption, the Company incurred costs of $79.5 million and wrote-off the remaining discount and finance costs of $2.1 million. The Company used proceeds from its $1.25 billion senior notes issuance in early October 2009 to fund the cash requirements for the redemptions. The refinancing of the three series of US senior notes has reduced the Company’s annual interest expense by approximately $35.0 million.
Loss on financial instruments
On redemption of the US senior notes in October 2009, the Corporation unwound and settled a portion of the principal components of two of the associated cross-currency agreements and entered into offsetting currency swap transactions and amended agreements for the outstanding notional principal amounts. The associated interest component of the cross-currency interest rate exchange agreements remains outstanding. As these contracts no longer qualify as cash flow hedges, the related loss in accumulated other comprehensive loss of $50.1 million was reclassified to net income. Subsequent changes in the value of these agreements is recorded in net income. The total amount recorded for the year ended August 31, 2010 was a loss of $47.3 million.
Other gains
This category generally includes realized and unrealized foreign exchange gains and losses on US dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership (“the Partnership”). In addition, the prior year includes a gain of $10.8 million on cancellation of a bond forward contract.
Income taxes
Income taxes were comparable to the same periods last year. Both of the annual periods benefitted from income tax recoveries mainly related to reductions in corporate income tax rates.
Equity loss on investee
During the current quarter, the Company recorded a loss of $8.5 million for its 49.9% equity interest in CW Media acquired on May 3, 2010. The loss was comprised of approximately $13.3 million of service operating income before amortization offset by interest expense of $7.1 million and other costs of $14.7 million. Other costs include the net impact of $11.5 million with respect to foreign exchange losses on US denominated long-term debt and fair value adjustments on derivative instruments. On a year-to-date basis, the loss of $11.3 million was comprised of approximately $20.8 million of service operating income before amortization offset by interest expense of $9.9 million and other costs of $22.2 million. Other costs include the net impact of $17.6 million with respect to foreign exchange losses on US denominated long-term debt and fair value adjustments on derivative instruments.

Shaw Communications Inc.
RISKS AND UNCERTAINTIES
The significant risks and uncertainties affecting the Company and its business are discussed in the Company’s August 31, 2009 Annual Report under the Introduction to the Business — Known Events, Trends, Risks and Uncertainties in Management’s Discussion and Analysis. Developments of note since then are as follows:
Impact of Regulation — Potential for New or Increased Fees
On March 22, 2010 the CRTC introduced a new framework setting out a market-based solution to allow private local television stations to negotiate a fair value for the distribution of their programming with cable and satellite companies. The CRTC is uncertain as to its authority to implement this negotiation regime and is seeking clarification on its jurisdiction under the Broadcasting Act from the Federal Court of Appeal. On September 13-14, 2010 the Federal Court of Appeal heard the arguments of the various affected parties. Depending on the decision of the Court, it is possible that a monetary and/or non-monetary negotiated compensation regime could arise.
FINANCIAL POSITION
Total assets at August 31, 2010 were $10.2 billion compared to $8.9 billion at August 31, 2009. Following is a discussion of significant changes in the consolidated balance sheet since August 31, 2009.
Current assets declined by $162.1 million primarily due to decreases in cash and cash equivalents and short-term securities of $236.5 million partially offset by derivative instruments of $66.7 million and an increase in future income taxes of $6.0 million. Cash and cash equivalents decreased by $37.1 million as the funds were used to purchase Mountain Cable and partially fund the US senior notes redemptions in October which was partially offset by excess funds from the $650 million senior notes issuance in November. Short-term securities decreased as cash was used to partially fund an interest in CW Media in May. Derivative instruments arose primarily upon payment of $57.5 million to enter into an offsetting currency swap transaction for the outstanding notional principal amount (i.e. end of swap notional exchanges) under certain of the remaining cross-currency interest rate exchange agreements. Future income taxes increased due to timing of various temporary differences.
Investments and other assets increased by $548.4 million due to the acquisition of an initial interest in CW Media of $750.4 million, including transaction costs partially offset by reclassifying $190.9 million of spectrum license deposits to intangibles.
Property, plant and equipment and other intangibles increased by $288.3 million and $51.3 million, respectively as current year capital investment and amounts acquired on the Mountain Cable acquisition exceeded amortization.
Deferred charges declined by $23.5 million due to a decrease in deferred equipment costs of $26.8 million.

Shaw Communications Inc.
Broadcast rights and goodwill increased $245.0 million and $81.0 million, respectively, due to the acquisition of Mountain Cable in Hamilton, Ontario.
Spectrum licenses of $190.9 million arose in the first quarter as the Company received its ownership compliance decision from Industry Canada and was granted its AWS licenses.
Current liabilities (excluding current portion of long-term debt and derivative instruments) were up $216.9 million due to increases in accounts payable of $60.0 million, income taxes payable of $145.3 million and unearned revenue of $11.7 million. Accounts payable and accrued liabilities increased due to higher trade and other payables mainly in respect of timing of payment of capital expenditures partially offset by the impact of the Part II fee recovery. Income taxes payable were up due to the current year income tax expense and unearned revenue increased due to the acquisition of Mountain Cable, customer growth and rate increases.
Total long-term debt increased $831.7 million as a result of $1.88 billion in net proceeds on the $1.25 billion and $650.0 million senior note issuances partially offset by the payment of $1.02 billion on the early redemption of US $440 million senior notes, US $225 million senior notes and US $300 million senior notes and a decrease of $40.5 million relating to the translation of these US denominated senior notes prior to the redemption dates. The current portion of long-term debt decreased due to the early redemption of US $440 million senior notes due in April 2010.
Other long-term liabilities increased by $186.5 million due to the reclassification of $158.7 million from derivative instruments in respect to the liability for the principal components of the US $300,000 amended cross-currency interest exchange agreements and current year defined benefit pension plan expense.
Derivative instruments (including current portion) decreased $379.4 million due to the payment of $146.1 million to unwind and settle a portion of the principal component of two of the cross-currency interest rate exchange agreements related to the US senior notes in October, the end of swap notional exchange relating to one of the remaining outstanding cross-currency interest rate agreements for which the Company had paid $88.4 million for an offsetting currency swap transaction and the aforementioned reclassification of $158.7 million, all of which were partially offset by the current year derivative loss, including $40.5 million in respect of the foreign exchange loss on the notional amounts of the derivatives relating to the hedged long-term debt prior to the redemption dates.
Deferred credits declined $26.6 million due to amortization of deferred IRU revenue of $12.5 million and a decrease in deferred equipment revenue of $14.3 million.
Future income taxes increased $115.0 million primarily due to the acquisition of Mountain Cable and current year tax expense.

Shaw Communications Inc.
Share capital increased $136.6 million primarily due to the issuance of 6,141,250 Class B Non-Voting Shares in connection with the acquisition of Mountain Cable for $120.0 million and the issuance of 2,862,969 Class B Non-Voting Shares under the Company’s option plans for $49.8 million partially offset by the repurchase of 6,100,000 Class B Non-Voting Shares for $118.1 million of which $33.0 million reduced stated share capital and $85.1 million was charged against retained earnings. As of October 15, 2010, share capital is as reported at August 31, 2010 with the exception of the issuance of 718,384 Class B Non-Voting Shares upon exercise of options subsequent to the quarter end. Contributed surplus increased due to stock-based compensation expense recorded in the current year. Accumulated other comprehensive loss decreased primarily due to reclassifying the remaining losses on the cross-currency interest rate exchange agreements into income upon redemption of the underlying US denominated long-term debt.
LIQUIDITY AND CAPITAL RESOURCES
In the current year, the Company generated $515.1 million of free cash flow. Shaw used its free cash flow along with net proceeds of $1.88 billion from its two senior notes offerings, cash of $236.5 million, proceeds on issuance of Class B Non-Voting Shares of $47.1 million, working capital reduction of $184.0 million and other net items of $13.1 million to redeem the three series of US dollar denominated senior notes for $1.02 billion, pay $291.9 million on cross-currency interest rate swap agreements, pay $79.5 million in debt retirement costs, pay $744.1 million in respect of its initial investment in CW Media, purchase $118.1 million of Class B Non-Voting Shares for cancellation, pay common share dividends of $372.1 million, purchase the Hamilton cable system for $159.0 million and purchase $96.7 million of Wireless capital expenditures.
During the first quarter, the Company redeemed all of its outstanding US $440 million 8.25% senior notes due April 11, 2010 and US $225 million 7.25% due April 6, 2011 on October 13, 2009, and its US $300 million 7.20% senior notes due December 15, 2011 on October 20, 2009. The net proceeds from the $1.25 billion 5.65% senior note issuance due 2019 were used to fund the majority of the cash requirements for the redemptions including the make-whole premiums and payments in respect of the associated cross-currency interest rate exchange agreements. The Company also issued $650.0 million senior notes at a rate of 6.75% due 2039. The net proceeds from this offering were used for working capital and general corporate purposes.
On November 16, 2009, Shaw received the approval of the TSX to renew its normal course issuer bid to purchase its Class B Non-Voting Shares for a further one year period. The Company is authorized to acquire up to 35,000,000 Class B Non-Voting Shares during the period November 19, 2009 to November 18, 2010. During the current year, the Company repurchased 6,100,000 Class B Non-Voting Shares for $118.1 million.
At August 31, 2010, Shaw had access to $1 billion of available credit facilities. Subsequent to August 31, 2010 the Company put in place an additional unsecured $500 million revolving credit facility to provide additional liquidity. Based on available credit facilities and forecasted free cash flow, the Company expects to have sufficient liquidity to fund operations and obligations during the upcoming fiscal year. On a longer-term basis, Shaw expects to generate free cash flow and have borrowing capacity sufficient to finance foreseeable future business plans and refinance maturing debt.

Shaw Communications Inc.
CASH FLOW
Operating Activities

	Three months ended August 31,			Year ended August 31,
			Change			Change
($000’s Cdn)	2010	2009	%	2010	2009	%
Funds flow from operations	327,435	321,319	1.9	1,375,403	1,323,840	3.9
Net decrease in non-cash working capital balances related to operations	88,033	30,924	184.7	81,756	59,090	38.4

	415,468	352,243	17.9	1,457,159	1,382,930	5.4

Funds flow from operations increased over the comparative twelve month period primarily due to growth in service operating income before amortization offset by current income tax expense. The net change in non-cash working capital balances over the comparable periods is mainly due to the reduction in accounts payable and accrued liabilities in the first quarter as a result of the reversal of the previously accrued Part II fees and timing of payment of various trade and other payables and an increase in current taxes payable as the Company became cash taxable in the fourth quarter of the prior year.
Investing Activities

	Three months ended August 31,			Year ended August 31,
($000’s Cdn)	2010	2009	Decrease	2010	2009	Increase
Cash flow used in investing activities	(105,909)	(177,789)	(71,880)	(1,743,977)	(966,716)	777,261
The cash used in investing activities decreased over the comparable quarter due to the proceeds on sale of the Government of Canada bond which had been purchased earlier in the current year partially offset by higher cash outlays for capital expenditures. On an annual basis, cash requirements were higher in the current year due the cash outlay of $744.1 million in respect of the Company’s initial investment in CW Media and the Mountain Cable business acquisition in Hamilton, Ontario partially offset by the final cash outlay in the prior year in respect of deposits for the wireless spectrum licenses.

Shaw Communications Inc.
Financing Activities
The changes in financing activities during the comparative periods were as follows:

	Three months ended August 31,		Year ended August 31,
(In $millions Cdn)	2010	2009	2010	2009
Bank loans and bank indebtedness — net repayments	(5.3)	—	—	(99.2)
Issuance of Cdn $1.25 billion 5.65% senior notes	—	—	1,246.0	—
Issuance of Cdn $650 million 6.75% senior notes	—	—	645.6	—
Issuance of Cdn $600 million 6.50% senior notes	—	—	—	598.2
Senior notes issuance costs	—	—	(10.1)	(4.6)
Redemption of US $440 million 8.25% senior notes	—	—	(465.5)	—
Redemption of US $225 million 7.25% senior notes	—	—	(238.1)	—
Redemption of US $300 million 7.20% senior notes	—	—	(312.6)	—
Redemption of Videon CableSystems Inc. 8.15% Senior Debentures	—	—	—	(130.0)
Payments on cross-currency agreements	—	—	(291.9)	—
Debt retirement costs	—	—	(79.5)	(9.2)
Dividends	(95.2)	(90.3)	(372.1)	(351.9)
Repayment of Partnership debt	(0.1)	(0.1)	(0.5)	(0.5)
Issue of Class B Non-Voting Shares	7.8	4.1	47.1	57.0
Purchase of Class B Non-Voting Shares for cancellation	—	—	(118.1)	(33.6)
Proceeds on cancellation of bond forward contract	—	—	—	10.8

	(92.8)	(86.3)	50.3	37.0

SUPPLEMENTARY QUARTERLY FINANCIAL INFORMATION

		Service operating			Funds flow
	Service	income before		Basic earnings	from
($000’s Cdn except per share amounts)	revenue	amortization (1) (3)	Net income (3)	per share (3)(4)	operations (2)
2010
Fourth	938,872	423,152	121,575	0.28	327,435
Third	943,632	435,822	158,216	0.37	350,810
Second	929,142	424,825	138,712	0.32	358,206
First	905,934	474,952	114,229	0.26	338,952
2009
Fourth	872,919	394,900	124,265	0.29	321,319
Third	861,382	395,547	132,151	0.31	356,046
Second	839,144	381,832	156,585	0.37	334,508
First	817,468	368,330	123,474	0.29	311,967

(1)	See definition and discussion under Key Performance Drivers in Management’s Discussion and Analysis.

(2)	Funds flow from operations is presented before changes in net non-cash working capital balances related to operations as presented in the unaudited interim Consolidated Statements of Cash Flows.

(3)	2009 is restated for the retrospective adoption of CICA Handbook Section 3064, “Goodwill and Intangible Assets”. See update to critical accounting policies and estimates on page 21.

(4)	Diluted earnings per share equals basic earnings per share except for the second quarter of 2009 where diluted earnings per share is $0.36.

Shaw Communications Inc.
Generally, service revenue and service operating income before amortization have grown quarter-over-quarter mainly due to customer growth and rate increases with the exception of the second and fourth quarters of 2010. In the fourth quarter of 2010, service revenue and service operating income before amortization declined by $4.8 million and $12.7 million, respectively due to customer growth offset by timing of On-Demand events, increased promotional activity and timing of certain expenses including maintenance, marketing and sales as well as costs related to customer growth. Service operating income before amortization decreased by $50.1 million in the second quarter of 2010 due to the impact of the one-time Part II fee recovery of $75.3 million recorded in the previous quarter.
Net income has fluctuated quarter-over-quarter primarily as a result of the growth in service operating income before amortization described above, the impact of the net change in non-operating items such as debt retirement costs, loss on financial instruments, and the impact of corporate income tax rate reductions. Net income declined by $10.0 million in the first quarter of 2010 mainly due to debt retirement costs of $81.6 million in respect of the US senior note redemptions, the loss on financial instruments of $44.6 million, the total of which was partially offset by higher service operating income before amortization of $80.1 million (which includes the impact of the one-time Part II fee recovery of $75.3 million) and lower income taxes of $28.9 million. The lower income taxes were due to lower net income before taxes and an income tax recovery of $17.6 million related to reductions in corporate income tax rates in the first quarter of 2010. Net income increased by $24.5 million in the second quarter of 2010 due to the aforementioned items recorded in the previous quarter and the impact of customer growth, the Mountain Cable acquisition and lower costs including employee related and marketing expenses all of which were partially offset by increased taxes on higher net income before taxes. During the third quarter of 2010, net income increased by $19.5 million mainly due to higher service operating income before amortization and lower amortization. Net income declined by $36.6 million in the fourth quarter of 2010 due to lower service operating income before amortization of $12.7 and higher amortization expense of $14.7 million. During the second quarter of 2009, the Company recorded a future tax recovery related to reduction in corporate income tax rates which contributed $22.6 million to net income. Net income declined by $24.4 million in the third quarter of 2009 primarily due to the tax recovery recorded in the immediately preceding quarter. The decline in net income in the fourth quarter of 2009 of $7.9 million is mainly due to an increase in amortization expense. As a result of the aforementioned changes in net income, basic and diluted earnings per share have trended accordingly.
ACCOUNTING STANDARDS
Update to critical accounting policies and estimates
The Management’s Discussion and Analysis (“MD&A”) included in the Company’s August 31, 2009 Annual Report outlined critical accounting policies including key estimates and assumptions that management has made under these policies and how they affect the amounts reported in the Consolidated Financial Statements. The MD&A also describes significant accounting policies where alternatives exist. Also described therein was a new accounting policy that the Company is required to adopt in fiscal 2010 as a result of changes in Canadian accounting pronouncements. The unaudited interim Consolidated Financial Statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements other than as set out below.

Shaw Communications Inc.
Goodwill and intangible assets
In 2010, the Company adopted CICA Handbook Section 3064, “Goodwill and Intangible Assets”, which replaces Sections 3062, “Goodwill and Other Intangible Assets”, and 3450, “Research and Development Costs”. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. As a result, connection costs that had been previously deferred and amortized, no longer meet the recognition criteria for intangible assets. In addition, the new standard requires computer software, that is not an integral part of the related hardware, to be classified as an intangible asset.
The provisions of Section 3064 were adopted retrospectively with restatement of prior periods. The impact on the Consolidated Balance Sheets as at August 31, 2010 and August 31, 2009 and on the Consolidated Statements of Income and Retained Earnings for the three months and year ended August 31, 2010 and 2009 is as follows:

	Increase (decrease)
	August 31, 2010	August 31, 2009
	$	$
Consolidated balance sheets:
Property, plant and equipment	(156,469)	(105,180)
Deferred charges	(4,266)	(3,383)
Intangibles	156,469	105,180
Future income taxes	(1,077)	(863)
Retained earnings	(3,189)	(2,520)

Decrease in retained earnings:
Adjustment for change in accounting policy	(2,520)	(3,756)
Increase (decrease) in net income	(669)	1,236

	(3,189)	(2,520)

	Three months ended August 31,		Year ended August 31,
	2010	2009	2010	2009
	$	$	$	$
Consolidated statements of income:
Decrease (increase) in operating, general and administrative expenses	(830)	372	(883)	1,659
Decrease in amortization of property, plant and equipment	8,907	9,529	33,285	30,774
Increase in amortization of other intangibles	(8,907)	(9,529)	(33,285)	(30,774)
Decrease (increase) in income tax expense	209	(95)	214	(423)

Increase (decrease) in net income and comprehensive income	(621)	277	(669)	1,236

Increase (decrease) in earnings per share	—	—	—	—

Shaw Communications Inc.
Recent accounting pronouncements:
International Financial Reporting Standards (IFRS)
In February 2008, the CICA Accounting Standards Board (AScB) confirmed that Canadian publicly accountable enterprises will be required to adopt International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), for fiscal periods beginning on or after January 1, 2011. These standards require the Company to begin reporting under IFRS in the first quarter of fiscal 2012 with comparative data for the prior year. The table below outlines the phases involved in the changeover to IFRS.

Phase	Description and status
Impact assessment and planning	This phase includes establishment of a project team and high-level review to determine potential significant differences under IFRS as compared to Canadian GAAP. This phase has been completed and as a result, the Company has developed a transition plan and a preliminary timeline to comply with the changeover date while recognizing that project activities and timelines may change as a result of unexpected developments.
Design and development — key elements	This phase includes (i) an in-depth review to identify and assess accounting and reporting differences, (ii) evaluation and selection of accounting policies, (iii) assessment of impact on information systems, internal controls, and business activities, and (iv) training and communication with key stakeholders.

During 2009, the Company completed its preliminary identification and assessment of accounting and reporting differences. In addition, training was provided to certain key employees involved in or directly impacted by the conversion process.

During the current year, the assessment of the impact on information systems and design phase of system changes have been completed and the implementation phase has commenced. The Company has completed further in-depth evaluations of those areas initially identified as being potential accounting and reporting differences, as well as the evaluation of IFRS 1 elections/exemptions which are discussed below.
Implementation	This phase includes integration of solutions into processes and financial systems that are required for the conversion to IFRS and parallel reporting during the year prior to transition including proforma financial statements and note disclosures. Process solutions will incorporate required revisions to internal controls during the changeover and on an on-going basis.

Shaw Communications Inc.
In the period leading up to the changeover, the AcSB will continue to issue accounting standards that are converged with IFRS, thus mitigating the impact of the adoption of IFRS at the changeover date. The International Accounting Standards Board (“IASB”) will also continue to issue new accounting standards during the conversion period and, as a result, the final impact of IFRS on the Company’s consolidated financial statements will only be measured once all IFRS applicable at the conversion date are known.
The Company’s adoption of IFRS will require the application of IFRS 1, First-Time Adoption of International Financial Reporting Standards (“IFRS 1”), which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires that an entity apply all IFRS effective at the end of its first IFRS reporting period retrospectively. However, IFRS 1 does include certain mandatory exceptions and limited optional exemptions in specified areas of certain standards from this general requirement. Management is assessing the exemptions available under IFRS 1 and their impact on the Company’s future financial position. On adoption of IFRS, the significant optional exemptions being considered by the Company are as follows:

Exemption	Application of exemption
Business combinations	The Company expects to apply IFRS 3 prospectively from its transition date and elect not to restate any business combinations that occurred prior to September 1, 2010.
Employee benefits	The Company expects to elect to recognize cumulative actuarial gains and losses arising from all of its defined benefit plans as at September 1, 2010 in opening retained earnings.
Borrowing costs	The Company expects to elect to apply IAS 23 “Borrowing Costs” prospectively from September 1, 2010.
Management is in the process of quantifying the expected material differences between IFRS and the current accounting treatment under Canadian GAAP. Set out below are the key areas where changes in accounting policies are expected that may impact the Company’s consolidated financial statements. The list and comments should not be regarded as a complete list of changes that will result from the transition to IFRS. It is intended to highlight those areas management believes to be most significant. However, the IASB has significant ongoing projects that could affect the ultimate differences between Canadian GAAP and IFRS and their impact on the Company’s consolidated financial statements. Consequently, management’s analysis of changes and policy decisions have been made based on its expectations regarding the accounting standards that we anticipate will be effective at the time of transition. The future impacts of IFRS will also depend on the particular circumstances prevailing in those years. At this stage, management is not able to reliably quantify the impacts expected on the Company’s consolidated financial statements for these differences. Please see the section entitled “Cautionary statement regarding forward-looking statements”.
The following significant differences between Canadian GAAP and IFRS have been identified that are expected to impact the Company’s financial statements. This is not an exhaustive list of all of the changes that could occur during the transition to IFRS. At this time, the comprehensive impact of the changeover on the Company’s future financial position and results of operations is not yet determinable. Management expects to complete this assessment in time for parallel recording of financial information in accordance with IFRS beginning September 1, 2010.

Shaw Communications Inc.
The Company continues to monitor and assess the impact of evolving differences between Canadian GAAP and IFRS, since the IASB is expected to continue to issue new accounting standards during the transition period. As a result, the final impact of IFRS on the Company’s consolidated financial statements can only be measured once all the applicable IFRS at the conversion date are known.
Differences with respect to recognition, measurement, presentation and disclosure of financial information are expected to be in the following key accounting areas:

Differences from Canadian GAAP, with potential impact for the
Key accounting area	Company
Presentation of Financial Statements (IAS 1)	IAS 1 requires additional disclosures in the notes to financial statements.
Share-based Payments (IFRS 2)	IFRS 2 requires cash-settled awards to employees be measured at fair value at the initial grant date and re-measured at fair value at the end of each reporting period.
IFRS 2 also requires the fair value of stock-based compensation awards to be recognized using a graded vesting method based on the vesting period of the options.
Business Combinations (IFRS 3R)	IFRS 3R requires acquisition-related and restructuring costs to be expensed as incurred and contingent consideration recorded at its fair value on acquisition date; subsequent changes in fair value of a contingent consideration classified as a liability is recognized in earnings.
Income Taxes (IAS 12)	IAS 12 recognition and measurement criteria for deferred tax assets and liabilities may differ.
Employee Benefits (IAS 19)	IAS 19 requires past service costs of defined benefit plans to be expensed on an accelerated basis, with vested past service costs immediately expensed and unvested past service costs amortized on a straight line basis until benefits become vested.

IAS 19 has an accounting policy choice that allows the Company to recognize actuarial gains and losses using one of the following methods:
• in net income using the corridor approach amortized over the expected average remaining working lives,
• in net income on a systematic basis for faster recognition, including immediate recognition of all actuarial gains and losses, or
• to recognize them in other comprehensive income, as they occur.
The Company is currently reviewing the impact of the accounting policy choice for recognition of actuarial gains and losses.

Shaw Communications Inc.

Differences from Canadian GAAP, with potential impact for the
Key accounting area	Company
Interests in Joint Ventures (IAS 31)	Although IAS 31 currently permits the use of proportionate consolidation for joint venture interests, proposed changes are expected to be finalized prior to transition to require joint venture interests to be accounted for using the equity method.
Impairment of Assets (IAS 36)	IAS 36 uses a one-step approach for the identification and measurement of impairment of assets. The carrying value of assets is compared to the greater of its fair value less costs to sell and value in use, which is based on the net present value of future cash flows. Impairment of assets, other than goodwill, is reversed in a subsequent period if circumstances change such that the previously determined impairment is reduced or eliminated.
Provisions, Contingent Liabilities and Contingent Assets (IAS 37)	IAS 37 uses a different threshold for recognition of a contingent liability that could impact the timing of when a provision may be recorded.
Intangible Assets (IAS 38)	IAS 38 prohibits the amortization of indefinite-lived intangibles and reinstatement of previous amortization is required.
2011 GUIDANCE
With respect to 2011 guidance, the Company expects continued growth in the core Cable and Satellite business and on a preliminary basis, expects that the growth rate of core consolidated service operating income before amortization will decline modestly compared to last year’s organic growth rate of approximately 7.5% as a result of competitive market pressures and higher programming costs. Capital investment is expected to decline and cash taxes are estimated to increase. Overall, for Cable and Satellite, the Company expects free cash flow of approximately $550 million which, excluding the Part II fee recovery in 2010, represents a growth rate of approximately 20%. This guidance does not incorporate the new media assets which will immediately be accretive to free cash flow.
The investment associated with the Wireless build is being tracked and reported separately from the free cash flow generated from ongoing operations. The Company plans to invest approximately $200 million during 2011 on its Wireless initiative.
Certain important assumptions for 2011 guidance purposes include: customer growth continuing generally in line with historical trends; stable pricing environment for Shaw’s products relative to today’s rates; no significant market disruption or other significant changes in competition or regulation that would have a material impact; cash income taxes to be paid or payable in 2011; and a stable regulatory environment.

Shaw Communications Inc.
See the section below entitled “Caution Concerning Forward-Looking Statements”.
CAUTION CONCERNING FORWARD-LOOKING STATEMENTS
Certain statements included and incorporated by reference herein may constitute forward-looking statements. Such forward-looking statements involve risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used, the words “anticipate”, “believe”, “expect”, “plan”, “intend”, “target”, “guideline”, “goal”, and similar expressions generally identify forward-looking statements. These forward-looking statements include, but are not limited to, references to future capital expenditures (including the amount and nature thereof), financial guidance for future performance, business strategies and measures to implement strategies, competitive strengths, goals, expansion and growth of Shaw’s business and operations, plans and references to the future success of Shaw. These forward-looking statements are based on certain assumptions, some of which are noted above, and analyses made by Shaw in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances as of the current date. These assumptions include but are not limited to general economic and industry growth rates, currency exchange rates, technology deployment, content and equipment costs, and industry structure and stability.
Whether actual results and developments will conform with expectations and predictions of the Company is subject to a number of factors including, but not limited to, general economic, market or business conditions; the opportunities that may be available to Shaw; Shaw’s ability to execute its strategic plans; changes in the competitive environment in the markets in which Shaw operates and from the development of new markets for emerging technologies; changes in laws, regulations and decisions by regulators that affect Shaw or the markets in which it operates in both Canada and the United States; Shaw’s status as a holding company with separate operating subsidiaries; changing conditions in the entertainment, information and communications industries; risks associated with the economic, political and regulatory policies of local governments and laws and policies of Canada and the United States; and other factors, many of which are beyond the control of Shaw. The foregoing is not an exhaustive list of all possible factors. Should one or more of these risks materialize or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those as described herein. Consequently, all of the forward-looking statements made in this report and the documents incorporated by reference herein are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Shaw will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Company.
You should not place undue reliance on any such forward-looking statements. The Company utilizes forward-looking statements in assessing its performance. Certain investors, analysts and others, utilize the Company’s financial guidance and other forward-looking information in order to assess the Company’s expected operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. The Company’s financial guidance may not be appropriate for other purposes.

Shaw Communications Inc.
Any forward-looking statement (and such risks, uncertainties and other factors) speaks only as of the date on which it was originally made and the Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained in this document to reflect any change in expectations with regard to those statements or any other change in events, conditions or circumstances on which any such statement is based, except as required by law. New factors affecting the Company emerge from time to time, and it is not possible for the Company to predict what factors will arise or when. In addition, the Company cannot assess the impact of each factor on its business or the extent to which any particular factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

Shaw Communications Inc.
CONSOLIDATED BALANCE SHEETS
(unaudited)

[thousands of Canadian dollars]	August 31, 2010	August 31, 2009
		Restated – note 1
ASSETS
Current
Cash and cash equivalents	216,735	253,862
Short-term securities	—	199,375
Accounts receivable	196,415	194,483
Inventories	53,815	52,304
Prepaids and other	33,844	35,688
Derivative instruments [note 10]	66,718	—
Future income taxes	27,996	21,957

	595,523	757,669
Investments and other assets [note 11]	743,273	194,854
Property, plant and equipment	3,004,649	2,716,364
Deferred charges	232,843	256,355
Intangibles
Broadcast rights [note 3]	5,061,153	4,816,153
Spectrum licenses [note 1]	190,912	—
Goodwill [note 3]	169,143	88,111
Other intangibles	156,469	105,180

	10,153,965	8,934,686

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	623,070	563,110
Income taxes payable	170,581	25,320
Unearned revenue	145,491	133,798
Current portion of long-term debt [note 4]	557	481,739
Derivative instruments [note 10]	79,740	173,050

	1,019,439	1,377,017
Long-term debt [note 4]	3,981,671	2,668,749
Other long-term liabilities [note 9]	291,500	104,964
Derivative instruments [note 10]	6,482	292,560
Deferred credits	632,482	659,073
Future income taxes	1,451,859	1,336,859

	7,383,433	6,439,222

Shareholders’ equity
Share capital [note 5]	2,250,498	2,113,849
Contributed surplus [note 5]	53,330	38,022
Retained earnings	457,728	382,227
Accumulated other comprehensive income (loss) [note 7]	8,976	(38,634)

	2,770,532	2,495,464

	10,153,965	8,934,686

See accompanying notes

Shaw Communications Inc.
CONSOLIDATED STATEMENTS OF INCOME AND
RETAINED EARNINGS
(unaudited)

	Three months ended August 31,		Year ended August 31,
[thousands of Canadian dollars except per share amounts]	2010	2009	2010	2009
		Restated – note 1		Restated – note 1

Service revenue [note 2]	938,872	872,919	3,717,580	3,390,913
Operating, general and administrative expenses	515,720	478,019	1,958,829	1,850,304

Service operating income before amortization [note 2]	423,152	394,900	1,758,751	1,540,609
Amortization:
Deferred IRU revenue	3,136	3,137	12,546	12,547
Deferred equipment revenue	29,031	32,655	120,639	132,974
Deferred equipment costs	(54,568)	(61,045)	(228,714)	(247,110)
Deferred charges	(257)	(257)	(1,025)	(1,025)
Property, plant and equipment	(141,704)	(123,082)	(526,432)	(449,808)
Other intangibles	(8,907)	(9,529)	(33,285)	(30,774)

Operating income	249,883	236,779	1,102,480	957,413
Amortization of financing costs — long-term debt	(957)	(1,066)	(3,972)	(3,984)
Interest expense — debt [note 2]	(62,504)	(62,400)	(248,011)	(237,047)

	186,422	173,313	850,497	716,382
Debt retirement costs	—	—	(81,585)	(8,255)
Loss on financial instruments [note 10]	(26)	—	(47,306)	—
Other gains (losses)	(2,829)	828	5,513	19,644

Income before income taxes	183,567	174,141	727,119	727,771
Current income tax expense [note 2]	40,435	23,300	167,767	23,300
Future income tax expense	13,007	26,576	15,370	167,897

Income before the following	130,125	124,265	543,982	536,574
Equity loss on investee [note 11]	(8,550)	—	(11,250)	(99)

Net income	121,575	124,265	532,732	536,475
Retained earnings, beginning of period	431,380	351,069	384,747	226,408
Adjustment for adoption of new accounting policy [note 1]	—	(2,797)	(2,520)	(3,756)

Retained earnings, beginning of period restated	431,380	348,227	382,227	222,652
Reduction on Class B Non-Voting Shares purchased for cancellation [note 5]	—	—	(85,143)	(25,017)
Dividends — Class A Shares and Class B Non-Voting Shares	(95,227)	(90,310)	(372,088)	(351,883)

Retained earnings, end of period	457,728	382,227	457,728	382,227

Earnings per share [note 6]
Basic and diluted	0.28	0.29	1.23	1.25
[thousands of shares]
Weighted average participating shares outstanding during period	432,913	430,117	432,675	429,153
Participating shares outstanding, end of period	433,142	430,238	433,142	430,238
See accompanying notes

Shaw Communications Inc.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
(unaudited)

	Three months ended August 31,		Year ended August 31,
[thousands of Canadian dollars]	2010	2009	2010	2009
		Restated – note 1		Restated – note 1

Net income	121,575	124,265	532,732	536,475

Other comprehensive income (loss) [note 7]
Change in unrealized fair value of derivatives designated as cash flow hedges	8,591	2,555	(43,631)	22,588
Realized gains on cancellation of forward purchase contracts	—	—	—	9,314
Adjustment for hedged items recognized in the period	1,001	5,460	13,644	14,443
Reclassification of foreign exchange loss (gain) on hedging derivatives to income to offset foreign exchange adjustments on US denominated debt	—	(2,733)	34,940	(27,336)
Reclassification of remaining losses on hedging derivatives to income upon early redemption of hedged US denominated debt	—	—	42,658	—
Unrealized gain on available-for-sale investment	876	—	380	—
Reclassification of realized gain to income on disposal of available-for-sale investment	(380)	—	(380)	—
Unrealized foreign exchange gain (loss) on translation of a self- sustaining foreign operation	1	1	(1)	31

	10,089	5,283	47,610	19,040

Comprehensive income	131,664	129,548	580,342	555,515

Accumulated other comprehensive loss, beginning of period	(1,113)	(43,917)	(38,634)	(57,674)
Other comprehensive income	10,089	5,283	47,610	19,040

Accumulated other comprehensive income (loss), end of period	8,976	(38,634)	8,976	(38,634)

See accompanying notes

Shaw Communications Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Three months ended August 31,		Year ended August 31,
[thousands of Canadian dollars]	2010	2009	2010	2009
		Restated – note 1		Restated – note 1
OPERATING ACTIVITIES [note 8]
Funds flow from operations	327,435	321,319	1,375,403	1,323,840
Net decrease in non-cash working capital balances related to operations	88,033	30,924	81,756	59,090

	415,468	352,243	1,457,159	1,382,930

INVESTING ACTIVITIES
Additions to property, plant and equipment [note 2]	(200,299)	(149,505)	(681,589)	(623,695)
Additions to equipment costs (net) [note 2]	(26,087)	(33,065)	(98,308)	(124,968)
Additions to other intangibles [note 2]	(34,926)	(8,218)	(60,785)	(54,223)
Proceeds on cancellation of US forward purchase contracts	—	—	—	13,384
Net reduction (addition) to inventories	(1,796)	12,729	(1,261)	(530)
Deposits on wireless spectrum licenses	—	—	—	(152,465)
Cable business acquisition [note 3]	—	—	(158,805)	(46,300)
Purchase of Government of Canada bond [note 10]	—	—	(158,968)	—
Proceeds on sale of Government of Canada bond [note 10]	159,405	—	159,405	—
Proceeds on disposal of property, plant and equipment [note 2]	169	270	430	22,081
Addition to investments and other assets [note 11]	(2,375)	—	(744,096)	—

	(105,909)	(177,789)	(1,743,977)	(966,716)

FINANCING ACTIVITIES
Decrease in bank indebtedness	(5,262)	—	—	(44,201)
Increase in long-term debt, net of discounts	—	—	1,891,656	839,839
Senior notes issuance costs	(32)	—	(10,109)	(4,684)
Long-term debt repayments	(139)	(131)	(1,016,711)	(427,124)
Payments on cross-currency agreements [note 10]	—	—	(291,920)	—
Debt retirement costs	—	—	(79,488)	(9,161)
Proceeds on cancellation of bond forward contract	—	—	—	10,757
Issue of Class B Non-Voting Shares, net of after-tax expenses [note 5]	7,835	4,143	47,126	56,996
Purchase of Class B Non-Voting Shares for cancellation [note 5]	—	—	(118,150)	(33,574)
Dividends paid on Class A Shares and Class B Non-Voting Shares	(95,227)	(90,310)	(372,088)	(351,883)

	(92,825)	(86,298)	50,316	36,965

Effect of currency translation on cash balances and cash flows	1	34	—	58

Increase (decrease) in cash	216,735	88,190	(236,502)	453,237
Cash, beginning of the period	—	365,047	453,237	—

Cash, end of the period	216,735	453,237	216,735	453,237

Cash includes cash, cash equivalents and short-term securities
See accompanying notes

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2010 and 2009
[all amounts in thousands of Canadian dollars, except per share amounts]
1. BASIS OF PRESENTATION AND ACCOUNTING POLICIES
The unaudited interim Consolidated Financial Statements include the accounts of Shaw Communications Inc. and its subsidiaries (collectively the “Company”). The notes presented in these unaudited interim Consolidated Financial Statements include only significant events and transactions occurring since the Company’s last fiscal year end and are not fully inclusive of all matters required to be disclosed in the Company’s annual audited consolidated financial statements. As a result, these unaudited interim Consolidated Financial Statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2009.
The unaudited interim Consolidated Financial Statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements except as noted below.
Spectrum licenses
During the first quarter, the Company received its ownership compliance decision from Industry Canada and was granted its Advanced Wireless Spectrum (“AWS”) licenses. Accordingly, the deposits on spectrum licenses were then reclassified from Investments and other assets to Intangibles. AWS licenses have indefinite useful lives and are not amortized but are subject to an annual review for impairment by comparing the estimated fair value to the carrying amount.
Adoption of recent accounting pronouncements
Goodwill and intangible assets
Effective September 1, 2009, the Company adopted CICA Handbook Section 3064, “Goodwill and Intangible Assets”, which replaces Sections 3062, “Goodwill and Other Intangible Assets”, and 3450, “Research and Development Costs”. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. As a result, connection costs that had been previously deferred and amortized, no longer meet the recognition criteria for intangible assets. In addition, the new standard requires computer software, that is not an integral part of the related hardware, to be classified as an intangible asset.
The provisions of Section 3064 were adopted retrospectively with restatement of prior periods. The impact on the Consolidated Balance Sheets as at August 31, 2010 and August 31, 2009 and on the Consolidated Statements of Income and Retained Earnings for the three months and year ended August 31, 2010 and 2009 is as follows:

	Increase (decrease)
	August 31, 2010	August 31, 2009
	$	$
Consolidated balance sheets:
Property, plant and equipment	(156,469)	(105,180)
Deferred charges	(4,266)	(3,383)
Intangibles	156,469	105,180
Future income taxes	(1,077)	(863)
Retained earnings	(3,189)	(2,520)

Decrease in retained earnings:
Adjustment for change in accounting policy	(2,520)	(3,756)
Increase (decrease) in net income	(669)	1,236

	(3,189)	(2,520)

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2010 and 2009
[all amounts in thousands of Canadian dollars, except per share amounts]

	Three months ended August 31,		Year ended August 31,
	2010	2009	2010	2009
	$	$	$	$

Consolidated statements of income:
Decrease (increase) in operating, general and administrative expenses	(830)	372	(883)	1,659
Decrease in amortization of property, plant and equipment	8,907	9,529	33,285	30,774
Increase in amortization of other intangibles	(8,907)	(9,529)	(33,285)	(30,774)
Decrease (increase) in income tax expense	209	(95)	214	(423)

Increase (decrease) in net income and comprehensive income	(621)	277	(669)	1,236

Increase (decrease) in earnings per share	—	—	—	—

The cash outflows for additions to other intangibles have been reclassified from property, plant and equipment and presented separately in the Consolidated Statements of Cash Flows for the three months and year ended August 31, 2010 and 2009.
Recent accounting pronouncements
International Financial Reporting Standards (IFRS)
In February 2008, the CICA Accounting Standards Board (AScB) confirmed that Canadian publicly accountable enterprises will be required to adopt International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), for fiscal periods beginning on or after January 1, 2011. These standards require the Company to begin reporting under IFRS in the first quarter of fiscal 2012 with comparative data for the prior year. The Company has developed its plan and has completed the preliminary identification and assessment of the accounting and reporting differences under IFRS as compared to Canadian GAAP. Evaluation of accounting policies is in progress; however, at this time, the full impact of adopting IFRS is not reasonably estimable or determinable.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2010 and 2009
[all amounts in thousands of Canadian dollars, except per share amounts]
2. BUSINESS SEGMENT INFORMATION
The Company provides cable television services, high-speed Internet access, Digital Phone and Internet infrastructure services (“Cable”); DTH satellite services (Shaw Direct); and, satellite distribution services (“Satellite Services”). During the second quarter, the Company commenced its initial wireless activities and began reporting this new business as a separate operating unit. All of these operations are substantially located in Canada. Information on operations by segment is as follows:
Operating information

	Three months ended August 31,		Twelve months ended August 31,
	2010	2009	2010	2009
	$	$	$	$
Service revenue
Cable	742,471	683,690	2,931,976	2,635,832
DTH	180,624	172,608	721,952	684,831
Satellite Services	20,392	22,012	82,600	90,205

	943,487	878,310	3,736,528	3,410,868

Inter segment -
Cable	(1,032)	(1,227)	(4,565)	(4,850)
DTH	(2,708)	(3,289)	(10,883)	(11,605)
Satellite Services	(875)	(875)	(3,500)	(3,500)

	938,872	872,919	3,717,580	3,390,913

Service operating income (expenditures) before amortization (1)
Cable	356,466	328,379	1,456,827	1,271,279
DTH	58,940	55,686	265,016	223,499
Satellite Services	9,052	10,835	38,304	45,831
Wireless	(1,306)	—	(1,396)	—

	423,152	394,900	1,758,751	1,540,609

Interest (2)
Cable	52,131	55,501	213,898	209,438
DTH and Satellite Services	6,563	6,563	26,251	26,251
Wireless	3,481	—	6,536	—
Burrard Landing Lot 2 Holdings Partnership	329	336	1,326	1,358

	62,504	62,400	248,011	237,047

Cash taxes (3)
Cable	16,995	23,300	136,000	23,300
DTH and Satellite Services	6,000	—	44,000	—
Other/non-operating	17,440	—	(12,233)	—

	40,435	23,300	167,767	23,300

(1)	The twelve months ended August 31, 2010 includes the impact of a one-time CRTC Part II fee recovery of $48,662 for Cable and $26,570 for combined satellite.

(2)
The Company reports interest on a segmented basis for Cable, Wireless and combined satellite only. It does not report interest on a segmented basis for DTH and Satellite Services. Interest is allocated to the Wireless division based on the Company’s average cost of borrowing to fund the capital expenditures and operating costs.

(3)	The Company reports cash taxes on a segmented basis for Cable and combined satellite only. It does not report cash taxes on a segmented basis for DTH and Satellite Services.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2010 and 2009
[all amounts in thousands of Canadian dollars, except per share amounts]
Capital expenditures

	Three months ended		Year ended
	August 31,		August 31,
	2010	2009	2010	2009
	$	$	$	$
Capital expenditures accrual basis
Cable	211,562	165,068	656,119	612,101
Corporate	39,111	13,678	83,017	46,761

Sub-total Cable including corporate	250,673	178,746	739,136	658,862
Satellite (net of equipment profit)	1,328	2,591	5,252	5,099
Wireless	87,536	—	96,714	—

	339,537	181,337	841,102	663,961

Equipment costs (net of revenue received)
Cable	5,070	7,647	17,949	35,222
Satellite	21,017	21,402	80,359	76,362

	26,087	29,049	98,308	111,584

Capital expenditures and equipment costs (net)
Cable	255,743	186,393	757,085	694,084
Satellite	22,345	23,993	85,611	81,461
Wireless	87,536	—	96,714	—

	365,624	210,386	939,410	775,545

Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment	200,299	149,505	681,589	623,695
Additions to equipment costs (net)	26,087	33,065	98,308	124,968
Additions to other intangibles	34,926	8,218	60,785	54,223

Total of capital expenditures and equipment costs (net) per Consolidated Statements of Cash Flows	261,312	190,788	840,682	802,886
Increase in working capital related to capital expenditures	105,327	24,765	102,232	11,559
Less: Realized gains on cancellation of US dollar forward purchase contracts (1)	—	(4,016)	—	(13,384)
Less: Proceeds on disposal of property, plant and equipment	(169)	(270)	(430)	(22,081)
Less: Satellite equipment profit (2)	(812)	(881)	(3,040)	(3,435)
Less: Partnership capital expenditures (3)	(34)	—	(34)	—

Total capital expenditures and equipment costs (net) reported by segments	365,624	210,386	939,410	775,545

(1)
During the first quarter of the prior year, the Company realized gains totaling $13,384 on cancellation of certain of its US dollar forward purchase contracts in respect of capital expenditures and equipment costs. The gains were included in other comprehensive income and reclassified to the initial carrying amount of capital assets or equipment costs when the assets were recognized.

(2)
The profit from the sale of satellite equipment is subtracted from the calculation of segmented capital expenditures and equipment costs (net) as the Company views the profit on sale as a recovery of expenditures on customer premise equipment.

(3)
Consolidated capital expenditures include the Company’s proportionate share of the Burrard Landing Lot 2 Holdings Partnership (the “Partnership”) capital expenditures which the Company is required to proportionately consolidate. As the Partnership’s operations are self funded, the Partnership’s capital expenditures are subtracted from the calculation of segmented capital expenditures and equipment costs (net).

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2010 and 2009
[all amounts in thousands of Canadian dollars, except per share amounts]
Assets

	August 31, 2010
			Satellite
	Cable	DTH	Services	Wireless	Total
	$	$	$	$	$
Segment assets	7,111,526	844,502	483,404	287,626	8,727,058

Corporate assets					1,426,907

Total assets					10,153,965

	August 31, 2009
			Satellite
	Cable	DTH	Services	Wireless	Total
	$	$	$	$	$
Segment assets	6,599,120	855,283	498,720	190,912	8,144,035

Corporate assets					790,651

Total assets					8,934,686

3. BUSINESS ACQUISITION

August 31, 2010
		Issuance of Class B	Total purchase
	Cash(1)	Non-Voting Shares	price
	$	$	$
Cable system	163,875	120,000	283,875

(1)	The cash consideration paid, net of cash acquired of $5,070, was $158,805.
A summary of net assets acquired on the Hamilton cable business acquisition, accounted for as a purchase, is as follows:

$
Net assets acquired at assigned fair values
Investments	206
Property, plant and equipment	57,796
Broadcast rights	245,000
Goodwill, not deductible for tax	81,032

384,034
Working capital deficiency	(27,397)
Future income taxes	(72,762)

283,875

The Company closed the purchase of all of the outstanding shares of Mountain Cablevision in Hamilton, Ontario in late October 2009. The cable system serves approximately 41,000 basic subscribers and results of operations have been included commencing November 1, 2009.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2010 and 2009
[all amounts in thousands of Canadian dollars, except per share amounts]
4. LONG-TERM DEBT

		August 31, 2010			August 31, 2009
					Translated	Adjustment
		Long-term		Long-term	at year	for hedged
	Effective	debt at	Adjustment	debt	end	debt and	Long-term
	interest	amortized	for finance	repayable at	exchange	finance	debt repayable
	rates	cost(1)	costs(1)	maturity	rate (1)	costs (1) (2)	at maturity
	%	$	$	$	$	$	$
Corporate (6)
Senior notes-
Cdn $600,000 6.50% due June 2, 2014	6.56	594,941	5,059	600,000	593,824	6,176	600,000
Cdn $400,000 5.70% due March 2, 2017	5.72	396,124	3,876	400,000	395,646	4,354	400,000
Cdn $450,000 6.10% due November 16, 2012	6.11	447,749	2,251	450,000	446,836	3,164	450,000
Cdn $300,000 6.15% due May 9, 2016	6.34	292,978	7,022	300,000	291,987	8,013	300,000
Cdn $1,250,000 5.65% due October 1, 2019 (3)	5.69	1,240,673	9,327	1,250,000	—	—	—
Cdn $650,000 6.75% due November 9, 2039 (4)	6.80	641,684	8,316	650,000	—	—	—
US $440,000 8.25% due April 11, 2010 (2)	7.88	—	—	—	481,198	161,422	642,620
US $225,000 7.25% due April 6, 2011 (2)	7.68	—	—	—	245,632	110,206	355,838
US $300,000 7.20% due December 15, 2011 (2)	7.61	—	—	—	327,512	149,338	476,850
Cdn $350,000 7.50% due November 20, 2013	7.50	347,129	2,871	350,000	346,380	3,620	350,000

		3,961,278	38,722	4,000,000	3,129,015	446,293	3,575,308

Other subsidiaries and entities
Burrard Landing Lot 2 Holdings Partnership	6.31	20,950	83	21,033	21,473	101	21,574

Total consolidated debt		3,982,228	38,805	4,021,033	3,150,488	446,394	3,596,882
Less current portion (5)		557	19	576	481,739	161,422	643,161

		3,981,671	38,786	4,020,457	2,668,749	284,972	2,953,721

(1)	Long-term debt, excluding bank loans, is presented net of unamortized discounts, finance costs and bond forward proceeds of $38,805. (August 31, 2009 — $27,761).

(2)
Foreign denominated long-term debt was translated at the year-end foreign exchange rate of 1.095 Cdn. If the rate of translation had been adjusted to reflect the hedged rates of the Company’s cross-currency interest rate agreements (which fixed the liability for interest and principal), long-term debt would have increased by $418,633. The US senior notes were redeemed in October 2009.

(3)
On October 1, 2009 the Company issued $1,250,000 of senior notes at a rate of 5.65%. The effective rate is 5.69% due to the discount on issuance. The senior notes are unsecured obligations that rank equally and ratably with all existing and future senior unsecured indebtedness. The notes are redeemable at the Company’s option at any time in whole or in part, prior to maturity at 100% of the principal plus a make-whole premium.

(4)
On November 9, 2009, the Company issued $650,000 of senior notes at a rate of 6.75%. The effective rate is 6.80% due to the discount on issuance. The senior notes are unsecured obligations that rank equally and ratably with all existing and future senior unsecured indebtedness. The notes are redeemable at the Company’s option at any time, in whole or in part, prior to maturity at 100% of the principal plus a make-whole premium.

(5)	Current portion of long-term debt at August 31, 2010 includes the amount due within one year on the Partnership’s mortgage bonds.

(6)
Subsequent to year end, the Company put in place a new unsecured $500,000 revolving credit facility to provide additional liquidity. This new facility has been provided by certain parties of the existing syndicated banking facility and is subject to substantially similar terms and conditions.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2010 and 2009
[all amounts in thousands of Canadian dollars, except per share amounts]
5. SHARE CAPITAL
Issued and outstanding
Changes in Class A Share and Class B Non-Voting Share capital during the year ended August 31, 2010 are as follows:

	Class A Shares		Class B Non-Voting Shares
	Number	$	Number	$
August 31, 2009	22,520,064	2,468	407,717,782	2,111,381
Issued upon stock option plan exercises	—	—	2,862,969	49,786
Issued in respect of an acquisition (note 3)	—	—	6,141,250	120,000
Share issue costs	—	—	—	(130)
Purchase of shares for cancellation	—	—	(6,100,000)	(33,007)

August 31, 2010	22,520,064	2,468	410,622,001	2,248,030

Purchase of shares for cancellation
During the year ended August 31, 2010, the Company purchased 6,100,000 Class B Non-Voting Shares for cancellation for $118,150 of which $33,007 reduced the stated capital of the Class B Non-Voting Shares and $85,143 was charged against retained earnings.
Stock option plan
Under a stock option plan, directors, officers, employees and consultants of the Company are eligible to receive stock options to acquire Class B Non-Voting Shares with terms not to exceed 10 years from the date of grant. Options granted up to August 31, 2010 vest evenly on the anniversary dates from the original grant at either 25% per year over four years or 20% per year over five years. The options must be issued at not less than the fair market value of the Class B Non-Voting Shares at the date of grant. The maximum number of Class B Non-Voting Shares issuable under the plan may not exceed 52,000,000. To date 14,104,585 Class B Non-Voting Shares have been issued under the plan. During the twelve months ended August 31, 2010, 2,862,969 options were exercised for $47,256.
The changes in options for the year ended August 31, 2010 are as follows:

		Weighted average
		exercise price
	Number	$
Outstanding, beginning of period	23,714,667	20.21
Granted	3,965,000	19.30
Forfeited	(823,548)	20.80
Exercised	(2,862,969)	16.51

Outstanding, end of period	23,993,150	20.48

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2010 and 2009
[all amounts in thousands of Canadian dollars, except per share amounts]
The following table summarizes information about the options outstanding at August 31, 2010:

		Weighted
		average	Weighted		Weighted
	Number	remaining	average exercise	Number	average
Range of prices	outstanding	contractual life	price	exercisable	exercise price
$8.69	20,000	3.14	$8.69	20,000	$8.69
$14.85 - $22.27	16,067,400	7.19	$18.53	7,464,544	$17.51
$22.28 - $26.20	7,905,750	7.01	$24.46	4,089,500	$24.39
The weighted average estimated fair value at the date of the grant for common share options granted was $2.89 per option (2009 — $2.99 per option) and $2.94 per option (2009 — $3.02 per option) for the three and twelve months ended, respectively. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

	Three months ended August 31,		Year ended August 31,
	2010	2009	2010	2009
Dividend yield	4.59%	4.30%	4.52%	4.28%
Risk-free interest rate	2.57%	1.92%	2.52%	1.94%
Expected life of options	5 years	5 years	5 years	5 years
Expected volatility factor of the future expected market price of Class B Non-Voting Shares	25.8%	26.6%	25.9%	26.5%
Contributed surplus
The changes in contributed surplus are as follows:

Year ended August 31, 2010
$
Balance, beginning of period	38,022
Stock-based compensation	17,838
Stock options exercised	(2,530)

Balance, end of period	53,330

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2010 and 2009
[all amounts in thousands of Canadian dollars, except per share amounts]
6. EARNINGS PER SHARE
Earnings per share calculations are as follows:

	Three months ended August 31,		Year ended August 31,
	2010	2009	2010	2009
Numerator for basic and diluted earnings per share ($)
Net income	121,575	124,265	532,732	536,475

Denominator (thousands of shares)
Weighted average number of Class A Shares and Class B Non-Voting Shares for basic earnings per share	432,913	430,117	432,675	429,153
Effect of dilutive securities	1,115	965	1,207	1,628

Weighted average number of Class A Shares and Class B Non-Voting Shares for diluted earnings per share	434,028	431,082	433,882	430,781

Earnings per share ($)
Basic and diluted	0.28	0.29	1.23	1.25

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2010 and 2009
[all amounts in thousands of Canadian dollars, except per share amounts]
7. OTHER COMPREHENSIVE INCOME (LOSS) AND ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Components of other comprehensive income (loss) and the related income tax effects for the year ended August 31, 2010 are as follows:

	Amount	Income taxes	Net
	$	$	$
Change in unrealized fair value of derivatives designated as cash flow hedges	(53,131)	9,500	(43,631)
Adjustment for hedged items recognized in the period	19,484	(5,840)	13,644
Reclassification of foreign exchange loss on hedging derivatives to income to offset foreign exchange gain on US denominated debt	40,505	(5,565)	34,940
Reclassification of remaining losses on hedging derivatives to income upon early redemption of hedged US denominated debt	50,121	(7,463)	42,658
Unrealized gain on available-for-sale investment	437	(57)	380
Reclassification of realized gain to income on disposal of available-for-sale investment	(437)	57	(380)
Unrealized foreign exchange loss on translation of a self-sustaining foreign operation	(1)	—	(1)

	56,978	(9,368)	47,610

Components of other comprehensive income (loss) and the related income tax effects for the three months ended August 31, 2010 are as follows:

	Amount	Income taxes	Net
	$	$	$
Change in unrealized fair value of derivatives designated as cash flow hedges	9,955	(1,364)	8,591
Adjustment for hedged items recognized in the period	1,416	(415)	1,001
Unrealized gain on available-for-sale investment	1,007	(131)	876
Reclassification of realized gain to income on disposal of available-for-sale investment	(437)	57	(380)
Unrealized foreign exchange loss on translation of a self-sustaining foreign operation	1	—	1

	11,942	(1,853)	10,089

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2010 and 2009
[all amounts in thousands of Canadian dollars, except per share amounts]
Components of other comprehensive income (loss) and the related income tax effects for the year ended August 31, 2009 are as follows:

	Amount	Income taxes	Net
	$	$	$
Change in unrealized fair value of derivatives designated as cash flow hedges	26,693	(4,105)	22,588
Proceeds on cancellation of forward purchase contracts	13,384	(4,070)	9,314
Adjustment for hedged items recognized in the period	14,518	(75)	14,443
Reclassification of foreign exchange gain on hedging derivatives to income to offset foreign exchange loss on US denominated debt	(31,845)	4,509	(27,336)
Unrealized foreign exchange gain on translation of a self-sustaining foreign operation	31	—	31

	22,781	(3,741)	19,040

Components of other comprehensive income (loss) and the related income tax effects for the three months ended August 31, 2009 are as follows:

	Amount	Income taxes	Net
	$	$	$
Change in unrealized fair value of derivatives designated as cash flow hedges	3,037	(482)	2,555
Adjustment for hedged items recognized in the period	5,753	(293)	5,460
Reclassification of foreign exchange gain on hedging derivatives to income to offset foreign exchange loss on US denominated debt	(3,185)	452	(2,733)
Unrealized foreign exchange gain on translation of a self-sustaining foreign operation	1	—	1

	5,606	(323)	5,283

Accumulated other comprehensive income (loss) is comprised of the following:

	August 31, 2010	August 31, 2009
	$	$
Unrealized foreign exchange gain on translation of a self-sustaining foreign operation	349	350
Fair value of derivatives	8,627	(38,984)

	8,976	(38,634)

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2010 and 2009
[all amounts in thousands of Canadian dollars, except per share amounts]
8. STATEMENTS OF CASH FLOWS
Disclosures with respect to the Consolidated Statements of Cash Flows are as follows:
(i) Funds flow from operations

	Three months ended August 31,		Year ended August 31,
	2010	2009	2010	2009
	$	$	$	$

Net income	121,575	124,265	532,732	536,475
Non-cash items:
Amortization
Deferred IRU revenue	(3,136)	(3,137)	(12,546)	(12,547)
Deferred equipment revenue	(29,031)	(32,655)	(120,639)	(132,974)
Deferred equipment costs	54,568	61,045	228,714	247,110
Deferred charges	257	257	1,025	1,025
Property, plant and equipment	141,704	123,082	526,432	449,808
Other intangibles	8,907	9,529	33,285	30,774
Financing costs — long-term debt	957	1,066	3,972	3,984
Future income tax expense	13,007	26,576	15,370	167,897
Equity loss on investee	8,550	—	11,250	99
Debt retirement costs	—	—	81,585	8,255
Stock-based compensation	4,641	4,492	17,838	16,974
Defined benefit pension plan	6,969	6,513	27,875	26,052
Gain on cancellation of bond forward	—	—	—	(10,757)
Loss on financial instruments	26	—	47,306	—
Realized loss on settlement of financial instruments	(7,033)	—	(26,357)	—
Other	5,474	286	7,561	(8,335)

Funds flow from operations	327,435	321,319	1,375,403	1,323,840

(ii) Changes in non-cash working capital balances related to operations include the following:

	Three months ended August 31,		Year ended August 31,
	2010	2009	2010	2009
	$	$	$	$
Accounts receivable	3,938	6,001	(1,217)	(5,714)
Prepaids and other	(4,567)	(3,235)	(2,211)	(14,393)
Accounts payable and accrued liabilities	46,358	365	(76,608)	47,781
Income taxes payable	40,379	23,299	156,748	22,894
Unearned revenue	1,925	4,494	5,044	8,522

	88,033	30,924	81,756	59,090

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2010 and 2009
[all amounts in thousands of Canadian dollars, except per share amounts]

(iii) Interest and income taxes paid and classified as operating activities are as follows:

	Three months ended August 31,		Year ended August 31,
	2010	2009	2010	2009
	$	$	$	$
Interest	18,984	25,705	237,377	231,594
Income taxes	54	3	4,243	404

(iv) Non-cash transaction:
The Consolidated Statements of Cash Flows exclude the following non-cash transaction:

	Twelve months ended August 31,
	2010	2009
	$	$
Issuance of Class B Non-Voting Shares on a cable system acquisition	120,000	—
9. OTHER LONG-TERM LIABILITIES
Other long-term liabilities include the long-term portion of the Company’s defined benefit pension plan of $132,839 and the liability of $158,661 with respect to the principal components of the US $300,000 amended cross-currency interest rate agreements. The total benefit costs expensed under the Company’s defined benefit pension were $7,331 (2009 — $6,875) and $29,323 (2009 — $27,500) for the three months and year ended August 31, 2010, respectively.
10. FINANCIAL INSTRUMENTS
During the first quarter, the Company redeemed all of its outstanding US $440,000 8.25% senior notes due April 11, 2010, US $225,000 7.25% senior notes due April 6, 2011 and US $300,000 7.20% senior notes due December 15, 2011. In conjunction with the redemption of the US $440,000 and US $225,000 senior notes, the Company paid $146,065 to unwind and settle a portion of the principal component of two of the associated cross-currency interest rate swaps and simultaneously entered into offsetting currency swap transactions for the remaining outstanding notional principal amounts (i.e. the end of swap notional exchanges) and paid $145,855 in respect of these offsetting swap transactions. The derivatives have been classified as held for trading as they are not accounted for as hedging instruments. In addition, upon redemption of the US $300,000 senior notes, the Company entered into amended agreements with the counterparties of the cross-currency agreements to fix the settlement of the principal liability on December 15, 2011 at $162,150. As a result, there is no further foreign exchange rate exposure in respect of the principal component of the cross-currency interest rate exchange agreements.
Upon redemption of the underlying hedged US denominated debt, the associated cross-currency interest rate exchange agreements no longer qualify as cash flow hedges and the remaining loss in accumulated other comprehensive loss of $50,121 was reclassified to the income statement. All subsequent changes in the value of the above noted agreements will be recorded in the income statement. The total amount recorded was a loss of $26 and $47,306 for the three months and year ended August 31, 2010, respectively.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2010 and 2009
[all amounts in thousands of Canadian dollars, except per share amounts]
The Government of Canada bond purchased during the first quarter was sold in the fourth quarter. The bond was classified as available-for-sale with changes in the estimated fair value recorded through other comprehensive income until the bond was sold, at which time the gain was reclassified to income.
11. INVESTMENTS
On May 3, 2010 the Company announced that it had entered into agreements to acquire 100% of the Broadcasting business of Canwest Global Communications Corp. (“Canwest”) including all the equity interest in CW Investments Co. (“CW Media”), the company that owns the specialty channels acquired from Alliance Atlantis Communications Inc. in 2007 by Canwest and Goldman Sachs. The total consideration of approximately $2,000,000 includes approximately $815,000 of net debt at CW Media.
During the third quarter, the Company completed certain portions of the acquisition including acquiring a 49.9% equity interest, a 29.9% voting interest, and an option to acquire an additional 14.8% equity interest and 3.4% voting interest in CW Media for total consideration of $750,375, including acquisition costs. It is anticipated the outstanding portions of the acquisition will close in late October upon receipt of CRTC approval.
The Company exercises significant influence over CW Media with its 49.9% ownership interest and therefore accounts for this investment under the equity method whereby the investment is initially recorded at cost and adjusted thereafter to recognize the Company’s proportionate share of CW Media’s income or loss after the date of acquisition. The difference between the cost of the 49.9% equity investment in CW Media and the Company’s share of the underlying net book value of CW Media’s net assets on May 3, 2010 was $159,000 which was allocated on a preliminary basis as follows:

$
Indefinite life broadcast rights	181,000
Goodwill, not deductible for tax	47,000

228,000
Long-term debt	(23,000)
Future income taxes	(46,000)

159,000